UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number          0-12406

Immunex Corporation

(Exact name of registrant as specified in its charter)

51 University Street, Seattle, Washington 98101-2936

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i) ☒	Rule l2h-3(b)(l)(i) ☒
Rule l2g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule l2g-4(a)(2)(i) ☐	Rule l2h-3(b)(2)(i) ☐
Rule l2g-4(a)(2)(ii) ☐	Rule l2h-3(b)(2)(ii) ☐
Rule l5d-6 ☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Immunex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2002	By:	/s/ STEVEN M. ODRE
Steven M. Odre Vice President and Assistant Secretary